[Letterhead]
July 8, 2024

VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:     Tracey Houser
        Terence O’Brien
Re:    The Cooper Companies, Inc.
Responses to Letter dated June 6, 2024
Form 10-K for Fiscal Year Ended October 31, 2023
Filed December 8, 2023
Form 10-Q for Fiscal Quarter Ended April 30, 2024
Filed May 31, 2024
Form 8-K Filed May 30, 2024
File No. 001-08597
To the addressees set forth above:
The Cooper Companies, Inc. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 6, 2024, with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2023, the Company’s Form 10-Q for the fiscal quarter ended April 30, 2024 and the Company’s Form 8-K filed May 30, 2024.
For ease of review, we have set forth below each of the Staff’s comments in bold type followed by the Company’s responses thereto.
Form 10-Q for Fiscal Quarter Ended April 30, 2024
Consolidated Condensed Statements of Income and Comprehensive Income, page 3
1.We note your response to comment 3. You may not present non-GAAP measures on the face of your statements of income. Please remove the inclusion of the gross profit line and include the notation next to the Cost of sales title that it excludes amortization of intangibles. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K and SAB Topic 11:B for guidance.
Response:

We respectfully acknowledge the Staff’s comment but we believe that our existing presentation of gross profit is in accordance with US GAAP. As indicated in our responses to the Staff’s letter dated April 8, 2024, the amortization expenses related to technology, which would be considered costs of sales, approximated only 1% of our total consolidated revenue in fiscal years 2023, 2022 and 2021. While the technology component was neither bifurcated from the total value of the composite intangible asset at the time of its purchase, nor can it be bifurcated now, the technology related to PARAGARD had been around for more than 30 years at the time of its purchase in 2018 (see further details in our response to comment #3); therefore, it would not represent a substantial amount of remaining value. Taken as a whole, the total amortization expenses related to technology would not be considered material to our financial statements. ASC 105-10-05-6 indicates “the provisions of the Codification need not be applied to immaterial items.”
We appreciate the concerns the Staff has raised in terms of sending conflicting messages to the investors. If removing gross profit subtotal can potentially imply that our GAAP gross profit is not in accordance with US GAAP, we will retain the “Gross profit” subtotal on the face of our statements of income.
Form 10-K for Fiscal Year Ended October 31, 2023
Note 1. Organization and Significant Accounting Policies
Revenue Recognition, page 63
2.     We note your response to comment 4. While we understand your service revenues may be less than 10% of total consolidated revenue, please tell us the impact service revenues are having on operating income and net income for each period in which service revenues are generated. To the extent that service revenues are material to your operating results, please provide the disclosures for revenues related to the various services you provide including (a) identification of the performance obligations (i.e., when typically satisfied, significant payment terms, nature of goods and services, obligations for returns, refunds, and other similar obligations, and types of warranties and related obligations) with reference to ASC 606-10-50-12 and 50-12A, (b) significant judgments for the method used to recognize revenue over time and why the method faithfully depicts the transfer of the services with reference to ASC 606-10-50-18, and (c) variable consideration and any other obligations with reference to ASC 606-10-50-20.
Response:
We respectfully acknowledge the Staff’s comment. As previously noted, service revenue is less than 10% of total consolidated revenue; it also accounts for a similar portion of operating income and net income for each period in which service revenue is generated. As such, service revenues are not material to our operating results and we believe no additional disclosures for revenues are required.
Note 4. Intangible Assets
Other Intangible Assets, page 71

3.     We note your response to comment 3. We continue to request that you expand your disclosures to clarify the nature of the “Composite intangible asset” is, as the title does not clearly communicate the “major intangible asset class”. Refer to ASC 350-30-50-2.a.1. for guidance.
Response:
As mentioned in our initial response to the Staff’s letter dated April 8, 2024, the composite intangible asset disclosed in Note 4. Intangible Assets to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended October 31, 2023 was related to the acquisition of PARAGARD. PARAGARD is the only non-hormonal intrauterine device (IUD) in the U.S. market. IUDs require new drug application (NDA) approval to be sold in the United States and the approval is nontransferable to any other product. The approval was received in 1984, and the technology related to the product has been the same for over 40 years. Over the past 40 years, the PARAGARD trade name has become familiar to medical practitioners as well as end patients. It takes a vast network of practitioners along with marketing efforts focusing on patient’s and physician’s awareness and education to sell the product. While the trade name, as well as the physician relationships, assist in educating customers about the product, the ultimate purchasing decision is made based on the functionality of the PARAGARD product and its benefit to the patient. For example, a copper IUD cannot be prescribed if the patient has structural abnormality of the womb or pelvic infection. If the practitioner decides that a copper IUD is suitable, then PARAGARD is the only option available in the United States. The practitioner is legally obligated to give a prescription independent of any biases due to relationships with pharmaceutical companies. Taken as a whole, there is no reasonable or supportable way for us or a market participant to separate cash flows attributable to any one of the components. As technology, trade name, NDA approval and physician relationships are inextricably linked, a composite asset inclusive of all these components was identified as a primary asset acquired. It is common practice in the life science/medical device industry for a market participant to value intangible assets under a portfolio approach given the composite asset components are all needed to work in unison for there to be a marketable product.

The title “Composite intangible asset” indicates the existence of only one asset in this category and the word “composite” aims to clarify that the asset is different from the other major intangible asset classes. For further clarification, starting in our Form 10-Q for the fiscal quarter ending July 31, 2024, we will include a footnote underneath the intangible assets table for “Composite intangible asset” as follows:
Composite intangible asset consists of technology, trade name, New Drug Application (NDA) approval and physician relationships. The components are not reflected separately or within the corresponding categories because they are inextricably linked.

Form 8-K Filed May 30, 2024
Exhibit 99.1
4.     We note that you continue to refer to acquisition and integration costs as exceptional or unusual within the Financial Guidance section. We also note your characterization of business disruptions from natural causes, litigation matters and other items as “one-time”.

With reference to comment 8, please revise your characterization of these types of adjustments. Refer to Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for guidance.
Response:
We respectfully acknowledge the Staff’s comment and we confirm that we will revise in future earnings release filings, beginning with our earnings release for the third quarter of fiscal 2024, the description "other exceptional or unusual" consistent with the guidance in Question 102.03 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. The use of italics below indicates existing disclosures, the use of ~~strike-through~~ indicates proposed deletions and the use of bold indicates additions.
Non-GAAP diluted earnings per share guidance excludes amortization and impairment of intangible assets, and ~~other exceptional or unusual~~ certain income or gains and charges or expenses including acquisition and integration costs which we may incur as part of our continuing operations.
5.     We note your reconciliation of non-GAAP gross profit and margin along with your response to comment 3. As cost of sales is not fully burdened, the GAAP gross profit you present is not in accordance with US GAAP. If you continue to present non-GAAP gross profit and margin, you will need to present with equal or greater prominence and reconcile from fully burdened gross profit and margin measures prepared in accordance with US GAAP. Refer to Items 10(e)(1)(i)(A) and 10(e)(1)(i)(B) of Regulation S-K for guidance.
Response:
We respectfully acknowledge the Staff’s comment but we believe that our existing GAAP gross profit is in accordance with US GAAP as explained in comment #1. We will continue to present non-GAAP gross profit and margin and provide a reconciliation to these non-GAAP measures starting from GAAP gross profit and margin.
6.     As previously requested in comment 10, please expand the footnote disclosures to quantify the components of the adjustment when the adjustment is broad and includes multiple types of adjustments (e.g., footnotes (1), (2), (4), and (7)). Please provide us with the revised presentation for fiscal years 2023 and 2022 along with the six-months for fiscal years 2024 and 2023. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
Response:
We respectfully acknowledge the Staff’s comment and will in the future expand the footnote disclosure to quantify the components of the adjustments where applicable. Attached as Exhibit A is the revised presentation for fiscal years 2023 and 2022 along with the first six months for fiscal years 2024 and 2023.
7.     We note that in each period presented you include an adjustment to your tax provision for intra-entity asset transfers. Please provide us with a comprehensive explanation as to the nature of this adjustment. In this regard, it does not appear that you have a corresponding item in your effective tax rate reconciliation.
Response:
In November 2020, the Company completed an intra-group transfer of certain intellectual property and related assets to a UK subsidiary as part of a group restructuring to establish headquarters operations in the UK. The transfer resulted in a step-up of the UK tax-deductible basis in the intellectual property and goodwill, creating a temporary difference between the book basis and the tax basis of these assets. In accordance with US GAAP, we immediately recognized a deferred tax asset of $1,987.9 million, with a corresponding income tax benefit disclosed in the rate reconciliation, in fiscal year 2021. The non-GAAP adjustments reversed the immediate income tax benefit in fiscal year 2021 and began realizing the benefit based on amortization of these assets.
* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at [ ò ] [or by email at bandrews@cooperco.com] with any questions or comments regarding this correspondence.
Sincerely,

Brian G. Andrews
Executive Vice President, Chief Financial Officer and Treasurer
The Cooper Companies, Inc.

cc:    Nicholas Khadder, The Cooper Companies, Inc.
    Tad Freese, Latham & Watkins LLP

Exhibit A
THE COOPER COMPANIES, INC. AND SUBSIDIARIES
GAAP to Non-GAAP Reconciliation
Gross Margin, Operating Margin, and EPS

	Three Months Ended October 31,				Twelve Months Ended October 31,
(In millions)	2023	Margin %	2022	Margin %	2023	Margin %	2022	Margin %
GAAP Gross Profit	$606.5	65%	$536.6	63%	$2,357.9	66%	$2,139.6	65%
Acquisition and integration-related charges (1)	7.0	1%	3.9	1%	15.0	—%	8.6	—%
Exit of business (2)	2.5	—%	7.6	1%	7.6	—%	33.2	1%
Medical device regulations (3)	0.8	1%	—	—%	3.7	—%	—	—%
Business optimization charges (4)	1.6	—%	2.9	—%	2.4	—%	6.7	—%
Total	11.9	2%	14.4	2%	28.7	—%	48.5	1%
Non-GAAP Gross Profit	618.4	67%	551.0	65%	2,386.6	66%	2,188.1	66%

	Three Months Ended October 31,				Twelve Months Ended October 31,
(In millions)	2023	Margin %	2022	Margin %	2023	Margin %	2022	Margin %
GAAP Operating Income	$135.7	15%	$103.5	12%	$533.1	15%	$507.6	15%
Amortization of acquired intangibles	46.5	5%	46.0	5%	186.2	5%	179.5	5%
Acquisition and integration-related charges (1)	21.5	3%	21.1	3%	57.3	1%	48.9	2%
Exit of business (2)	13.6	1%	9.2	1%	18.8	1%	41.2	1%
Medical device regulations (3)	5.0	—%	—	—%	17.9	1%	—	—%
Business optimization charges (4)	2.9	—%	5.4	1%	18.7	—%	5.4	—%
Acquisition termination fee (5)	—	—%	—	—%	45.0	1%	—	—%
Release of contingent liability (6)	—	—%	—	—%	(31.8)	(1)%	(12.2)	—%
Other (7)	1.3	—%	3.0	—%	5.6	1%	11.9	1%
Total	90.8	9%	84.7	10%	317.7	9%	274.7	9%
Non-GAAP Operating Income	226.5	24%	188.2	22%	850.8	24%	782.3	24%

THE COOPER COMPANIES, INC. AND SUBSIDIARIES
GAAP to Non-GAAP Reconciliation
Gross Margin, Operating Margin, and EPS

	Three Months Ended October 31,				Twelve Months Ended October 31,
(In millions, except per share amounts)	2023	EPS	2022	EPS	2023	EPS	2022	EPS
GAAP Net Income	$84.5	$1.70	$65.6	$1.32	$294.2	$5.91	$385.8	$7.76
Amortization of acquired intangibles	46.5	0.93	46.0	0.93	186.2	3.74	179.5	3.61
Acquisition and integration-related charges (1)	21.5	0.42	21.1	0.42	57.3	1.15	48.9	0.98
Exit of business (2)	13.6	0.26	9.2	0.19	18.8	0.38	41.2	0.84
Medical device regulations (3)	5.0	0.10	—	—	17.9	0.36	—	—
Business optimization charges (4)	2.9	0.06	5.4	0.11	18.7	0.38	5.4	0.11
Acquisition termination fee (5)	—	—	—	—	45.0	0.90	—	—
Release of contingent liability (6)	—	—	—	—	(31.8)	(0.64)	(12.2)	(0.25)
Gain on deconsolidation of SGV (8)	—	—	—	—	—	—	(57.4)	(1.15)
Other (7)	2.9	0.06	4.7	0.09	11.9	0.24	27.3	0.55
Tax effects related to the above items	(32.4)	(0.65)	(17.0)	(0.34)	(86.5)	(1.74)	(43.7)	(0.88)
Intra-entity asset transfers (9)	28.7	0.58	1.4	0.03	106.5	2.14	42.3	0.85
Total	88.7	1.76	70.8	1.43	344.0	6.91	231.3	4.66
Non-GAAP Net Income	$173.2	$3.47	$136.1	$2.75	$638.3	$12.81	$617.0	$12.42

Weighted average diluted shares used	49.9		49.6		49.8		49.7

(1) Charges include the direct effects of acquisition accounting, such as amortization of inventory fair value step-up, acquisition-related professional services fees, regulatory fees and changes in fair value of contingent considerations, and items related to integrating acquired businesses, such as redundant personnel costs for transitional employees, other acquired employee related costs, and integration-related professional services, manufacturing integration costs, legal entity and facility rationalization and other integration-related activities. The charges in fiscal 2023 and 2022 were primarily related to the Generate acquisition.

Charges included $7.5 million and $23.5 million related to redundant personnel costs for transitional employees, $6.2 million and $16.1 million of professional services fees, $3.4 million and $6.5 million of manufacturing integration costs, and $3.0 million and $5.0 million of facility rationalization costs, in the three and twelve months ended October 31, 2023, respectively.

Charges included $10.6 million and $14.8 million of professional services fees, and $6.8 million and $19.3 million related to redundant personnel costs for transitional employees, in the three and twelve months ended October 31, 2022, respectively.

(2) Charges include costs related to product line exits such as inventory write-offs, site closure costs, contract termination costs, and specifically-identified long-lived asset write-offs.

Charges included $3.4 million and $7.9 million of site closure costs related to the exit of the lens care business in the three and twelve months ended October 31, 2023, respectively. The fourth quarter of fiscal 2023 also included $9.8 million of intangible assets impairment charge associated with the discontinuation of certain products.

Charges included $5.3 million and $18.6 million of site closure costs as well as $3.9 million and $22.6 million of inventory write-offs related to the exit of the lens care business, in the three and twelve months ended October 31, 2022, respectively.

(3) Charges represent incremental costs of complying with the new European Union (E.U.) medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be one-time costs, which are limited to a specific time period.

(4) Charges represent the costs associated with initiatives to increase efficiencies across the organization and optimize our overall cost structure, including changes to our IT infrastructure and operations, employee severance costs, legal entity and other business reorganizations, write-offs or impairments of certain long-lived assets associated with the business optimization activities.

Charges included $1.4 million and $11.3 million of employee severance costs, $1.4 million and $1.9 million of legal entity and other business reorganizations costs, and $0.3 million and $5.9 million related to changes to our IT infrastructure and operations, in the three and twelve months ended October 31, 2023, respectively.

Charges included $5.3 million related to changes to our IT infrastructure and operations in the three and twelve months ended October 31, 2022.

(5) Amount represents an accrual for probable payment of a termination fee in connection with an asset purchase agreement in the second quarter of 2023, which was paid in August 2023.

(6) Amount represents the release the contingent consideration liability associated with SightGlass Vision's regulatory approval milestone in the first quarter of 2023.

(7) Charges include certain one-time business disruptions from natural causes, legal matters, and other items that are not part of ordinary operations. The adjustments to arrive at non-GAAP net income also include gains and losses on minority interest investments.

Charges included $1.6 million and $6.3 million of gains and losses on minority interest investments, and $1.3 million and $5.7 million related to legal matters, in the three and twelve months ended October 31, 2023, respectively.

Charges included $1.9 million and $2.8 million related to one-time business disruptions from natural causes, $1.7 million and $15.4 million of gains and losses on minority interest investments, and $0.7 million and $8.6 million related to legal matters, in the three and twelve months ended October 31, 2022, respectively.

(8) Amount represents a gain on remeasurement of the fair value of retained equity investment in SightGlass Vision, Inc. as a result of deconsolidation.

(9) Amounts represent the tax effects related to intra-entity asset transfers.

THE COOPER COMPANIES, INC. AND SUBSIDIARIES
GAAP to Non-GAAP Reconciliation
Gross Margin, Operating Margin, and EPS

	Three Months Ended April 30,				Six Months Ended April 30,
(In millions)	2024	Margin %	2023	Margin %	2024	Margin %	2023	Margin %
GAAP Gross Profit	$631.2	67%	$582.9	66%	$1,255.0	67%	$1,141.4	66%
Acquisition and integration-related charges (1)	0.4	—%	2.0	—%	1.2	—%	4.9	—%
Exit of business (2)	0.4	—%	2.4	1%	0.5	—%	4.9	—%
Medical device regulations (3)	0.7	—%	1.3	—%	1.7	—%	1.7	—%
Business optimization charges (4)	1.7	—%	0.2	—%	3.3	—%	0.1	—%
Total	3.2	—%	5.9	1%	6.7	—%	11.6	—%
Non-GAAP Gross Profit	634.4	67%	588.8	67%	1,261.7	67%	1,153.0	66%

	Three Months Ended April 30,				Six Months Ended April 30,
(In millions)	2024	Margin %	2023	Margin %	2024	Margin %	2023	Margin %
GAAP Operating Income	$161.7	17%	$96.3	11%	$314.8	17%	$245.8	14%
Amortization of acquired intangibles	50.3	5%	46.5	5%	100.6	5%	93.0	5%
Acquisition and integration-related charges (1)	1.8	—%	9.3	2%	12.3	1%	22.3	2%
Exit of business (2)	1.1	—%	2.6	—%	1.5	—%	5.6	—%
Medical device regulations (3)	5.0	1%	4.3	1%	10.2	1%	7.5	1%
Business optimization charges (4)	4.2	1%	2.3	—%	11.0	—%	11.7	—%
Acquisition termination fee (5)	—	—%	45.0	5%	—	—%	45.0	3%
Release of contingent liability (6)	—	—%	—	—%	—	—%	(31.8)	(2)%
Other (7)	0.7	—%	1.2	—%	1.5	—%	2.6	—%
Total	63.1	7%	111.2	13%	137.1	7%	155.9	9%
Non-GAAP Operating Income	224.8	24%	207.5	24%	451.9	24%	401.7	23%

	Three Months Ended April 30,				Six Months Ended April 30,
(In millions, except per share amounts)	2024	EPS	2023	EPS	2024	EPS	2023	EPS
GAAP Net Income	$88.9	$0.44	$39.8	$0.20	$170.1	$0.85	$124.4	$0.63
Amortization of acquired intangibles	50.3	0.25	46.5	0.23	100.6	0.50	93.0	0.46
Acquisition and integration-related charges (1)	1.8	0.01	9.3	0.05	12.3	0.06	22.3	0.12
Exit of business (2)	1.1	0.01	2.6	0.01	1.5	0.01	5.6	0.03
Medical device regulations (3)	5.0	0.03	4.3	0.02	10.2	0.06	7.5	0.04
Business optimization charges (4)	4.2	0.02	2.3	0.01	11.0	0.04	11.7	0.04
Acquisition termination fee (5)	—	—	45.0	0.23	—	—	45.0	0.23
Release of contingent liability (6)	—	—	—	—	—	—	(31.8)	(0.16)
Other (7)	3.6	0.02	2.6	0.01	7.2	0.04	5.8	0.04
Tax effects related to the above items	(14.1)	(0.07)	(28.2)	(0.14)	(33.9)	(0.17)	(36.1)	(0.18)
Intra-entity asset transfers (8)	28.7	0.14	29.3	0.15	61.1	0.31	50.5	0.25
Total	80.6	0.41	113.7	0.57	170.0	0.85	173.5	0.87
Non-GAAP Net Income	$169.5	$0.85	$153.5	$0.77	$340.1	$1.70	$297.9	$1.50
Weighted average diluted shares used	200.5		199.2		200.2		198.9
(1) Charges include the direct effects of acquisition accounting, such as amortization of inventory fair value step-up, acquisition-related professional services fees, regulatory fees and changes in fair value of contingent considerations, and items related to integrating acquired businesses, such as redundant personnel costs for transitional employees, other acquired employee related costs, and integration-related professional services, manufacturing integration costs, legal entity and facility rationalization and other integration-related activities. The charges in fiscal 2024 and 2023 were primarily related to the Cook and Generate acquisitions, respectively.
Charges included $0.9 million and $4.9 million related to redundant personnel costs for transitional employees, and $0.6 million and $3.7 million of professional services fees, in the three and six months ended April 30, 2024, respectively.
Charges included $3.4 million and $9.0 million related to redundant personnel costs for transitional employees, $2.0 million and $5.6 million of professional services fees, and $0.4 million and $2.5 million of manufacturing integration costs, in the three and six months ended April 30, 2023, respectively.

(2) Charges include costs related to product line exits such as inventory write-offs, site closure costs, contract termination costs and specifically-identified long-lived asset write-offs.

Charges included $0.9 million of write-offs of long-lived assets in the second quarter of fiscal 2024.

Charges included $1.8 million and $4.0 million of site closure costs due to the exit of the lens care business in the three and six months ended April 30, 2023, respectively.

(3) Charges represent incremental costs of complying with the new European Union (E.U.) medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be one-time costs, which are limited to a specific time period.

(4) Charges represent the costs associated with initiatives to increase efficiencies across the organization and optimize our overall cost structure, including changes to our IT infrastructure and operations, employee severance costs, legal entity and other business reorganizations, write-offs or impairments of certain long-lived assets associated with the business optimization activities.

Charges included $2.1 million and $8.1 million of employee severance costs, and $1.0 million and $1.3 million related to changes to our IT infrastructure and operations, in the three and six months ended April 30, 2024, respectively.

Charges included $1.6 million and $7.6 million of employee severance costs, and $0.7 million and $4.6 million related to changes to our IT infrastructure and operations, in the three and six months ended April 30, 2023, respectively.

(5) Amount represents an accrual for probable payment of a termination fee in connection with an asset purchase agreement in the second quarter of 2023, which was paid in August 2023.

(6) Amount represents the release the contingent consideration liability associated with SightGlass Vision's regulatory approval milestone in the first quarter of 2023.

(7) Charges include certain one-time business disruptions from natural causes, legal matters and other items that are not part of ordinary operations. The adjustments to arrive at non-GAAP net income also include gains and losses on minority interest investments and accretion of interest attributable to acquisition installments payable.

Charges included $1.5 million and $2.9 million of gains and losses on minority interest investments, and$1.3 million and $2.7 million of accretion of interest attributable to acquisition installments payable, in the three and six months ended April 30, 2024, respectively.

Charges included $1.5 million and $3.3 million of gains and losses on minority interest investments in the three and six months ended April 30, 2023, respectively.

(8) Amounts represent the tax effects related to intra-entity asset transfers.